1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 14, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2015 Fourth Quarter Earnings Conference January 14, 2016

Agenda Welcome Elizabeth Sun 4Q15 Financial Results and 1Q16 Outlook Lora Ho Key Messages Mark Liu C.C. Wei Lora Ho Q&A Chairman

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2015 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

Balance Sheets & Key Indices

Cash Flows Free cash flow = Cash from operating activities – Capital expenditures (1)

2015 Financial Highlights

Revenue to be between NT$ 198 billion and NT$ 201 billion, at a forecast exchange rate of 32.5 NT dollars to 1 US dollar Gross profit margin to be between 47% and 49% Operating profit margin to be between 36.5% and 38.5% Based on our current business outlook and exchange rate assumption, management expects: 1Q16 Guidance

Recap of Recent Major Events Please visit TSMC's website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements  TSMC Ranked No. 1 in Semiconductor Manufacturing by IEEE Spectrum Patent Power Scorecard ( 2015/12/17 )  TSMC Applies for 12-inch Wafer Fab and Design Service Center in China ( 2015/12/07 )  TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum ( 2015/12/03 )  TSMC to Sell 5.1% of Xintec Inc. ( 2015/11/27 )  TSMC to Sell 6% of Motech Industries, Inc. ( 2015/11/27 )

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